FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, March 3, 2017

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J SHARES

Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH and FFH.U) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.286125	March 31, 2017	March 17, 2017
Series D	0.22806	March 30, 2017
Series E	0.18188	March 31, 2017
Series F	0.16636	March 30, 2017
Series G	0.207375	March 31, 2017
Series H	0.19129	March 30, 2017
Series I	0.23175	March 31, 2017
Series J	0.20936	March 30, 2017
Series K	0.3125	March 31, 2017
Series M	0.296875	March 31, 2017

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the March 31, 2017 to June 29, 2017 dividend period for its floating rate preferred shares.  The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	0.90501	3.63000	0.22625
Series F	0.65819	2.64000	0.16455
Series H	0.75792	3.04000	0.18948
Series J	0.83022	3.33000	0.20755

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941